Exhibit 3.16
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Inco Limited
145 King Street West
Suite 1500
Toronto, Ontario
M5H 4B7
2.	Date of Material Change
May 13, 2006
3.	News Release
A press release with respect to the material change referred to in this report was issued by Inco Limited (“Inco”) on May 13, 2006 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).
4.	Summary of Material Change
On May 13, 2006, Inco entered into a fourth amending agreement (the “Amending Agreement”) with Falconbridge Limited (“Falconbridge”) to amend the support agreement (as amended, the “Support Agreement”) originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge common shares to Cdn.$51.17 per Falconbridge common share pursuant to Inco’s offer (the “Offer”) to acquire all of the issued and outstanding Falconbridge common shares. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge common share held or 0.6927 of a common share of Inco plus Cdn.$0.05 in cash for each Falconbridge common held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable, under the Offer.
5.	Full Description of Material Change
On May 13, 2006, Inco entered into the Amending Agreement with Falconbridge for the purpose of amending the Support Agreement. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge common shares to Cdn.$51.17 per Falconbridge common share pursuant to the Offer. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge common share held or 0.6927 of a common share of Inco plus Cdn.$0.05 in cash for each Falconbridge common share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable, under the Offer. The maximum amount of cash consideration available under the Offer will be Cdn.$4,786,678,875 and the maximum number of Inco common shares available under the Offer will be 200,657,578 Inco common shares. Assuming full proration of these maximum amounts, Falconbridge shareholders would be entitled to receive Cdn.$12.50 in cash and 0.524 of an Inco common share for each Falconbridge common share tendered to the Offer, subject to adjustment for fractional shares. Inco and Falconbridge also agreed to a corresponding adjustment to the number of Inco common shares to be received by holders of Falconbridge options following the completion of the take-over bid.
In consideration of Inco increasing the cash consideration under the Offer, Falconbridge has agreed to increase the amounts of the termination, enhanced expense and expense payments that may be payable to Inco in specified circumstances to U.S.$450 million, U.S.$150 million and U.S.$40 million, respectively.
The foregoing description of the Amending Agreement does not purport to be complete and is qualified in its entirety by reference to the Amending Agreement and the Support Agreement.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, Simon A. Fish, Executive Vice President, General Counsel and Secretary of Inco may be contacted at (416) 361-7511.
9.	Date of Report
May 15, 2006